Exhibit 99.1

COLISEUM CAPITAL MANAGEMENT, LLC

DELIVERED VIA EMAIL

September 17, 2022

Purple Innovation, Inc.

4100 North Chapel Ridge Road, Suite 200

Lehi, UT 94043

Attn: Mr. Paul Zepf, Chairman of the Board of Directors

Dear Mr. Zepf,

Coliseum Capital Management, LLC, on behalf of certain of its funds and managed accounts (collectively, “Coliseum” or “we”), is pleased to submit this non-binding proposal to acquire all of the outstanding capital stock of Purple Innovation, Inc. (“Purple”, “you” or the “Company”) in an all-cash transaction (the “Transaction”).

As you know, we are currently the largest shareholder of the Company, holding approximately 45% of Purple’s outstanding shares, and have been a significant and constructive investor since the Company went public in the de-SPAC transaction in early 2018. Our Co-Founder and Co-Managing Partner, Adam Gray, has been a member of the Board of Directors of Purple since the time of our initial investment, helping to guide the Company through various stages of its post-IPO journey, including various governance, management transition, strategic, operational and financial initiatives. Coliseum has also provided meaningful capital support, both in the form of equity and debt, at key points throughout this period of time.

Based on our extensive knowledge of the business and industry, we believe Purple is best served to navigate its ongoing challenges and risks as a private company. To be clear, we are supportive of current leadership and believe they are focused upon the right priorities, albeit meaningfully constrained given the Company’s balance sheet and current profile as a publicly traded company.

Given the long-term nature of our investment strategy and extensive history with the Company, Coliseum is uniquely positioned to support Purple’s growth while offering shareholders a favorable and certain outcome in terms of immediate liquidity at a significant premium to current prices.

Our all-cash offer, detailed below, is not contingent upon financing.

Should the Company’s Board of Directors have an interest in exploring a Transaction with us, we stand ready to negotiate and execute a non-disclosure agreement to facilitate the sharing of certain non-public information related to financial, operations, legal and regulatory aspects of the Company. We would anticipate an expedited due diligence process, minimizing disruption to the management team and concurrently negotiating definitive documents with a goal of signing agreements expeditiously.

105 Rowayton Avenue, 1st Floor, Rowayton, CT 06853

COLISEUM CAPITAL MANAGEMENT, LLC

The key terms of our proposal are:

1.

Purchase Price per Share: $4.35 in cash per share, which would immediately provide liquidity and significantly enhanced value to Purple’s shareholders, while removing the risks and challenges of operating as a public company. This price represents a 56% premium to yesterday’s (September 16, 2022) $2.79 closing price and a 41% premium to the $3.09 price at which shares were issued in the most recent Intellibed transaction.

2.	Company/Regulatory Approvals: Our proposal is subject to the following conditions:

a.	Independent Committee: the Transaction must be negotiated by, and subject to the approval of, a special committee of independent and disinterested directors of the Company

b.

Shareholder Approval: the Transaction must be subject to a non-waivable condition that the Transaction be approved by the affirmative vote of a majority of the outstanding shares not held by Coliseum or other interested parties

c.	Regulatory Approval: receipt of any required regulatory approvals, including expiration or termination of the applicable HSR waiting period

d.

Tax Receivable Agreement: receipt of a waiver by the parties to the Tax Receivable Agreement (filed as Exhibit 10.7 to the Company’s most recent Form 10-K) agreeing to waive the change of control trigger contained therein and permit the Tax Receivable Agreement to remain in place following the closing of the Transaction

e.	Definitive Documentation: negotiation of definitive documentation on mutually acceptable terms

f.	Other: receipt of any necessary approvals that may be required under material contracts (other than the Company’s existing debt agreements)

3.

Anticipated Sources / Certainty of Financing: Our proposal is not contingent on raising any third-party debt or equity financing. We anticipate funding for the Transaction will be in the form of cash and shares of the Company already owned by the Coliseum Funds. To be clear, we have available capital and freely callable commitments within the Coliseum Funds to fully fund the purchase price outlined herein.

4.

Due Diligence: Our proposal is subject to satisfactory confirmatory due diligence which we are prepared to commence immediately following execution of a mutually agreeable non-disclosure agreement. Given our knowledge of the Company and the industry, we are confident we can conduct due diligence efficiently and without significant disruption to the Company’s management.

This letter does not impose any legally binding or enforceable obligation on the part of Coliseum or any other person. Coliseum maintains the right to withdraw this proposal or terminate discussions at any time without notice and without any liability to any person. Any obligation of Coliseum or its affiliates with respect to the Transaction will be only as set forth in a definitive executed written agreement.

105 Rowayton Avenue, 1st Floor, Rowayton, CT 06853

COLISEUM CAPITAL MANAGEMENT, LLC

Given our obligations under federal securities laws, we intend to promptly file an amendment to our Schedule 13D, including a copy of this letter, with the Securities and Exchange Commission.

We appreciate your consideration of our proposal, which we believe offers a highly valuable opportunity for shareholders to achieve a premium price as well as certainty in terms of liquidity. As you know, we have spent a meaningful amount of time involved with Purple and are very familiar with the Company and the industry. We believe our deep experience – in the industry and with the Company – uniquely positions Coliseum to be the best long-term partner for Purple, and to move efficiently and collaboratively toward a transaction that is in the best interests of all parties.

We look forward to a constructive dialogue and are available to discuss at your convenience.

Very truly yours,

Coliseum Capital Management, LLC

By: /s/ Adam Gray
Adam Gray, Managing Partner

By: /s/ Christopher Shackelton
Christopher Shackelton, Managing Partner

105 Rowayton Avenue, 1st Floor, Rowayton, CT 06853